 Filed Pursuant to Rule 253(g)(2)
File No. 024-11723

PHOENIX CAPITAL GROUP HOLDINGS, LLC

SUPPLEMENT NO. 7 DATED AUGUST 19, 2022
TO THE OFFERING CIRCULAR DATED DECEMBER 23, 2021

This document supplements, and should be read in conjunction with, the offering circular of Phoenix Capital Group Holdings, LLC, a Delaware limited liability company (“we,” “our,” “us” or the “Company”), dated December 23, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 27, 2021, as supplemented by Supplement No.1, dated and filed by us with the Commission on January 13, 2022, Supplement No. 2, dated February 1, 2022 and filed by us with the Commission on February 8, 2022, Supplement No. 3, dated and filed by us with the Commission on February 9, 2022, Supplement No. 4, dated March 16, 2022 and filed by us with the Commission on March 17, 2022, Supplement No. 5, dated June 28, 2022 and filed by us with the Commission on July 7, 2022, and Supplement No. 6, dated July 22, 2022 and filed by us with the Commission on July 25, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to correct and restate the minimum purchase amount for our Bond offering.

Minimum Purchase Amount

After the date of this supplement, the minimum purchase amount for our Bond offering is $5,000, or five (5) Bonds. The Company, in our sole discretion, reserves the right to accept smaller purchase amounts.